EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Years Ended, December 31,
	2012	2011	2010
NUMERATOR:
Net loss attributable to the Company – common shares	$(424,479)	$(302,094)	$(479,089)
Less: Participating securities dividends	8,456	2,972	5,916
Less: Loss attributable to the Company – unvested shares	-	-	-
Net loss attributable to the Company per common share – basic and diluted	$(432,935)	$(305,066)	$(485,005)

DENOMINATOR:
Weighted average common shares outstanding – basic	82,745	82,487	81,653
Effect of dilutive securities:
Stock options and restricted stock (1)	-	-	-
Weighted average common shares outstanding – diluted	82,745	82,487	81,653

Net loss attributable to the Company per common share:
Basic	$(5.23)	$(3.70)	$(5.94)
Diluted	$(5.23)	$(3.70)	$(5.94)

(1)     5.4 million, 5.5 million and 7.2 million stock options and restricted shares were outstanding at December 31, 2012, 2011, and 2010, respectively, that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.